

Mail Stop 3233

February 22, 2018

Via E-mail
Samuel Masucci III
Chief Executive Officer
ETF Managers Capital LLC
30 Maple Street,
Suite 2
Summit, NJ 07901

> **Re: ETF Managers Group Commodity Trust I**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 26, 2018**
> **File No. 333-218453**

Dear Mr. Masucci:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2017 letter.

Cover Page

1. We note that the series name includes the term "ETF." Please revise your disclosure on the prospectus cover page that the Fund is not registered and subject to regulation under the 1940 Act to cross-reference the risk factor discussion of this issue on page 12. Please also revise the relevant risk factor on page 12 to describe in greater detail the protections afforded by the 1940 Act, which are not available to investors here.

2. We note your disclosure on your prospectus cover page that the Fund's investment objective is to provide investors exposure to the daily change in the price of dry bulk freight futures by tracking the performance of a portfolio consisting of exchange-cleared futures contracts on the cost of shipping dry bulk freight. Please revise your prospectus cover page to specify that the fund seeks to achieve its investment objective by investing substantially all of its assets in the Freight Futures currently constituting the Benchmark Portfolio.

3. Please consider removing the breakeven analysis from the cover page since investors lack the full context to evaluate this disclosure. In this regard, we note that the breakeven amount disclosed is subject to assumptions regarding asset levels and can vary significantly based on the amount of shares sold.

Breakeven Analysis, page 4

4. Please revise footnote 6 to the breakeven table to quantify how you expect the expense ratio to change after February 28, 2019, once the Expense Cap expires.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Eric D. Simanek, Esq.
        Sullivan & Worcester LLP
        Via E-mail